Exhibit 14

Code of Business Conduct and Ethics

The Company’s directors, officers and employees are required to comply with the Company’s Code of Business Conduct and Ethics. The purpose of the Company’s Code of Business Conduct and Ethics is to deter wrongdoing and to promote, among other things, honest and ethical conduct and to ensure to the greatest possible extent that the Company’s business is conducted in a consistently legal and ethical manner. The Code of Business Conduct and Ethics is intended to cover the requirement of a Code of Ethics for senior financial officers as provided by the SEC’s rules with respect to Section 406 of the Sarbanes-Oxley Act. Employees may submit concerns or complaints regarding ethical issues on a confidential basis by means of a telephone call to an assigned voicemail box or via email. All concerns and complaints are investigated by the audit committee.

The Company’s Code of Business Conduct and Ethics is posted on the Company’s website, at http://www.rmkr.com. The Company will also disclose any amendment to, or waiver from, a provision of the Code of Business Conduct and Ethics that applies to a director or officer in accordance with applicable NASDAQ and SEC requirements.

Rainmaker Systems, Inc.

Code of Business Conduct and Ethics

Our Responsibilities—Personal Integrity, Corporate Values and Ethical Principles

Rainmaker Systems’ (the “Company”) continued growth, profitability and prosperity is linked to our employees’ ability to make decisions that are consistent with Rainmaker’s core values and ethical principles. We are a Company committed to:

•	Passion for Excellence—Strive to achieve the best in everything we do.

•	Integrity—Hold ourselves to the highest ethical standards. To interact in an open, honest positive manner and be guided by what is right.

•	Teamwork—Work together with trust, openness, honesty and respect.

•	Inspired People—Build a culture where people are motivated, engaged, valued and growing. Our people make the difference and are the essence of Rainmaker Systems.

Our core values support and guide our leadership in establishing the strategic direction of the Company. Sound judgment shall be exercised in the service of our reputation as a business leader, employer of choice, and good corporate citizen. Our employees and representatives are expected to conduct their business in accordance with these values and with our Standards of Business Ethics and Conduct (“The Standards”). Rainmaker Systems’ reputation is based on the personal integrity of each of its employees and those with whom we do business. We strive to be compliant with laws, regulations and policies; we endeavor to conduct ourselves in a manner beyond reproach. Actions speak louder than words.

This booklet is not a set of rules. It is a resource to be used in making decisions that will affect us all. It provides guidance in assessing situations. As always, if you are faced with a situation in which the proper path is unclear—think and ask before you act. Only with all of us working together can we continue to achieve our vision.

Our Responsibilities to Our Stakeholders

—To Ourselves

Integrity is at the heart of who we are as individuals. Integrity is at the heart of Rainmaker Systems as well.

—To Each Other

We owe each other honesty, respect, and fair treatment. We value the unique contributions of each employee.

—To Our Business Partners, Clients, and End-User Customers

Our business partners, clients, and end-user customers trust the quality and value of our service offerings. We depend on strong relationships with our business partners and clients to provide us with continued opportunities to grow our business.

—To Our Shareholders

Our shareholders trust us to responsibly use all our assets to make our business grow.

—To Our Community

When we give back to the community, we instill pride in our employees and gain the respect of the citizens in our community.

The Ethics Committee and Compliance

The Rainmaker Ethics Committee is dedicated to giving employees the support and advice they need to act according to The Standards and Rainmakers’ ethical principles. Appointed by Rainmaker’s Executive Team, we act as a resource, providing the information, tools, and strategies to assist employees in making ethical business decisions.

The Ethics Committee has a charter to:

•	Help employees use the Company’s ethical principles in their decision-making processes
•	Provide guidance for employees who have questions about business ethics and compliance issues
•	Support employees who may be facing ethical challenges in the workplace
•	Interpret policies
•	Provide easily accessible information on The Standards, policies, and procedures
•	Foster an atmosphere of trust and open communication where employees feel comfortable coming forward and talking about issues

As such, we expect employees to act proactively, raising concerns about ethical issues, and reporting any conduct believed to be a violation of The Standards, a Company policy or procedure, or a government law or regulation. Members of Rainmaker’s management team are expected to maintain an “open-door” policy regarding employee questions, and to support any employee who comes forward to discuss an issue or report a potential violation.

Reporting Concerns/Getting Advice

The best starting point for resolving concerns, reporting potential violations, or getting advice on ethics-related issues is usually your manager—assisted by organizations including Human Resources and Finance. You may also contact the toll-free Rainmaker Systems Ethics Line, anonymously (caller ID is blocked), at REDACTED (or you may email the Committee at REDACTED to request guidance or make a good-faith report about misconduct or a violation of The Standards, a Company policy or procedure, or a government law or regulation. All complaints should include sufficient information to determine the specific issue, the period of time during which the violation or misconduct occurred, and how to contact you for additional information (if you so choose). All reports are taken seriously. Each allegation is investigated and, if substantiated, resolved through appropriate corrective action and/or discipline. If you choose to identify yourself, you will be provided with feedback when the Ethics Committee has completed its review.

Every reported complaint will be investigated appropriately, promptly, and with as much confidentiality as possible.

Retaliation is Prohibited

Rainmaker prohibits retaliation or retribution against any employee for cooperating in an investigation or for making a complaint. Retaliation or retribution for cooperating in or filing a complaint is illegal and is grounds for immediate termination. If you feel you have been retaliated against, you should contact Human Resources or the Ethics Committee.

Taking ACTION

When you are confronted with an ethical dilemma, it is your responsibility to TAKE ACTION. The decision-making model outlined below can help you assess whether or not a particular action is “the right thing to do.” Keep in mind that not taking action is itself an action that can have serious consequences to the Company and its employees.

Remember that work stress and too-rapid decision-making can often impact ethics. If you feel that you are under pressure to make a decision that you aren’t yet comfortable with, take a few minutes and run through the ACTION model.

ACTION Decision-Making Model

Act Responsibly

•	Have you taken responsibility for your share of the problem? It’s ok to acknowledge mistakes.
•	Do you have all the information you need?
•	Has the information been clarified?

Consider Our Core Values

•	Does it demonstrate respect for our People?
•	Does it demonstrate Excellence?
•	Does the action reflect Integrity?
•	Does it promote Teamwork?

Trust Your Judgment

•	Is the action fair?
•	Does it feel comfortable?
•	Is it the “right” thing to do?
•	Could it be shared publicly?
•	Can you look yourself in the mirror and say that you acted with integrity?

Identify Impact on Stakeholders

•	Does the action have a negative or positive impact on our stakeholders?

Obey the Rules

•	Does the action comply with:
•	The law?
•	Company policy?
•	Regulatory agency requirements?
•	Customer requirements?
•	Outsource partner or client requirements?

Notify Appropriate Persons

•	Have communications been open and honest?
•	Have potential problems been disclosed?

The Standards

Set an Example—Comply with the Rule of Law and Our Core Values

Rainmaker Systems operates within the bounds of the laws, rules, and regulations that are relevant to our business. The rule of law is fundamental to civil society, to the democratic process, and to the conduct of business in a dynamic global marketplace. However, today’s market demands that companies meet higher standards—simply obeying the law is not enough. To achieve higher standards of behavior, we need to make business decisions that are aligned with our core values of respect for our people, passion for excellence, integrity and teamwork.

The first and foremost obligation of responsible corporate citizenship is to obey the laws of the countries and communities in which Rainmaker Systems does business. Any case of noncompliance with applicable law may subject the violating employee to disciplinary action. The fact that in some countries certain standards of conduct are legally prohibited, but these prohibitions are not enforced in practice, or their violation is not subject to public criticism or censure, will not excuse an illegal action by a Rainmaker Systems employee.

Rainmaker Systems is a good corporate citizen not just because we comply with the law, but because our employees are also expected to act according to our core values. We are committed to going beyond mere compliance—beyond simply “doing things right.” We aspire to “do the right thing” by being faithful to and executing the principles and guidelines cited in The Standards and to act in ways that exceed the minimum standards set by law. Each of us is personally responsible for meeting this obligation.

Each Rainmaker Systems employee is responsible for displaying integrity. Business integrity is hard to define, but everybody knows it when they see it. Among other things, it means honesty, and obeying the law. It means treating those with whom we work with fairness and respect. And it means being accountable and taking responsibility for actions and consequences.

It is also the responsibility of each Rainmaker Systems employee to comply with The Standards, and to take action or report to management when aware of criminal acts or acts in violation of the Standards. Employees who fail to comply with The Standards, including not reporting known unethical activities, will be subject to disciplinary action.

Individuals who report an ethical or legal concern in good faith will never be subject to retaliation for reporting. Any employee responsible for retaliation against an individual who in good faith reports a known or suspected violation will be subject to disciplinary action, including termination. Additionally, employees who knowingly submit false reports of ethical or legal concerns or violations will also be subject to disciplinary action.

Managers are expected to exemplify the highest standards of ethical business conduct and encourage discussion of the ethical and legal implications of business decisions. Managers have a responsibility to create and sustain a work environment in which employees, consultants and contract workers know that ethical and legal behavior is expected of them.

This responsibility includes ensuring that the Standards are communicated to all those working for the manager. Managers are also responsible for ensuring that employees who need to know additional information in order to do their jobs, for example regarding environmental health and safety, antitrust or international business practices, receive appropriate policies and training.

Managers must be diligent in looking for indications that are unethical, or where illegal conduct has occurred, and take appropriate and consistent action to address any situations that seem to be in conflict with the law or The Standards. Managers also need to be careful not to hire or delegate authority to any individual whom they have reason to believe may engage in unlawful conduct or unethical activities.

Failure to comply with this core policy shall result in disciplinary action, up to and including dismissal.

Respect Others—Value Personal Dignity and Differences

PEOPLE

We respect the personal dignity of each individual, honor diversity, and are intolerant of violence, discrimination, harassment, or retribution in our workplace. We strive to be an employer of choice committed to creating, managing, leveraging, and valuing diversity. We work hard to create a positive work environment where each individual is appreciated, proud, satisfied, and adds value to the Company. We practice equal opportunity without regard to race, religion, color, national origin, gender, sexual orientation, age, disability, or veteran or marital status. Our employment and personnel decisions are based on individual merit and Company requirements. Retaliation is not tolerated.

Our goal is to deal fairly and equitably with our coworkers, suppliers, outsource partners, and customers. All Rainmaker Systems employees are expected to treat others with dignity and respect. Rainmaker Systems managers at all levels have a special obligation to encourage and cultivate a safe and secure workplace in which employees and other stakeholders can raise issues or concerns without fear of retaliation.

Human Rights and the Law

Rainmaker Systems complies with employment laws in every country in which it operates, and supports fundamental human rights for all people.

We will not employ children or forced labor. We will not allow physical punishment or abuse. We will respect the right of employees to exercise their lawful right of free association. Rainmaker Systems enthusiastically supports laws prohibiting unjustified discrimination based on a person’s race, color, gender, national origin, age, religion, disability, veteran status, sexual preference, marital status or other protected characteristics.

Fair Treatment and Opportunity

Rainmaker Systems is firmly committed to the fair treatment and compensation of employees. All applicants and employees are judged by their qualifications, demonstrated skills and achievements. We believe in recognizing and rewarding excellent performance, and offering opportunities for advancement through training and promotions.

Diversity

We believe that differences should be valued. Every employee deserves the opportunity to work and grow in an environment that is free of discrimination and harassment, and that supports work/life flexibility. At Rainmaker Systems, diversity will be accepted throughout the organization. In exchange, we will benefit from the creativity, varied perspective, innovation, and energy that result from a diverse workforce.

Harassment

Rainmaker Systems’ employees have the right to work in an environment that is free from intimidation, harassment and abuse. At Rainmaker, we are committed to providing a work environment free of unlawful harassment of any kind. Verbal or physical conduct by any employee that harasses another or disrupts another’s work performance or creates an intimidating, offensive, abusive, or hostile work environment will not be tolerated. Our anti-harassment policy applies to all persons involved in the operation of the Company and prohibits unlawful harassment by any employee.

In addition, unwelcome sexual advances, requests for sexual favors, and other unwelcome verbal or physical conduct of a sexual nature are specifically prohibited. Employees are encouraged to help each other by speaking out when a co-worker’s conduct makes them or others uncomfortable, and are responsible for promptly reporting harassment when it occurs.

Rainmaker Systems has internal complaint procedures to immediately address and undertake an effective, thorough, and objective investigation. If an employee believes that he/she has been unlawfully harassed, they should submit a written complaint to their manager, the CEO, COO, or Human Resources as soon as possible after the incident. If it is determined that unlawful harassment has occurred, effective remedial action will be taken. Any employee determined by Rainmaker Systems to be responsible for unlawful harassment will be subject to appropriate disciplinary action, up to and including termination.

Promote a Healthy and Safe Workplace—Make a Better World

PEOPLE

When we protect the health and safety of our coworkers, our community, and the environment, we demonstrate respect and contribute to a positive work environment. Without respect for health, safety, and the environment, we put our coworkers, our employees, our clients, our customers and the public at risk.

Rainmaker Systems is committed to protecting the health and safety of our employees, the public, our customers, suppliers, and visitors. Our policy is to maintain a drug-free, secure workplace where all employees are attentive to hazard prevention and the avoidance of accidents and injuries. Posted safety regulations, statistics, and warnings are guides to help us stay out of harm’s way—observed accidents, injuries, or hazards should be immediately reported to Company management.

To support this commitment, each employee is responsible for observing the safety and health rules and practices that apply to his or her job. Employees are also responsible for taking precautions necessary to protect themselves and their co-workers, including immediately reporting accidents, injuries, and unsafe practices or conditions. Appropriate and timely action will be taken to correct known unsafe conditions.

Build Trust—Keep Accurate, Complete Company Books and Records

INTEGRITY

Our reputation depends on the confidence others have in us, which is partially based on the accuracy of our written records and verbal statements. By demonstrating honesty in our accounting and labor-charging practices, we generate trust with our stakeholders and enhance our reputation. When we fail to record financial information and time accurately, we severely damage our reputation; risk losing business, and decrease customer and shareholder confidence.

Rainmaker Systems will only use Company funds or assets for purposes that can be disclosed and recorded promptly and accurately in our books and records. We will not make false entries for any reason, nor will we alter documents or sign documents when we lack the proper authority to do so. We will not make or approve payments on behalf of the Company if they will not be used, or might be used, for something other than the stated purpose. Rainmaker Systems’ financial books, records, and statements shall properly document all assets and liabilities, shall accurately reflect all transactions of the Company, and shall be retained in accordance with Rainmaker Systems’ record retention policies and all relevant laws and regulations. No employee, agent, representative, client or outsource partner, or customer shall falsify a record. The Company follows Generally Accepted Accounting Principles and complies with Financial Accounting Standards Board regulations to provide a uniform basis for measuring, managing, and reporting Company operations.

Accuracy of Business Records

Honest and accurate recording and reporting of information is extremely important. Investors count on Rainmaker Systems to provide accurate information about its businesses and to make responsible business decisions based on reliable records. Employees throughout Rainmaker Systems are responsible for properly recording many kinds of information.

It is wrong, for example, to make false claims on an expense report or time sheet, to falsify performance metrics, to record false sales or record them early, to understate or overstate known liabilities and assets, or to defer recording items that should be expensed. No entry may be made that intentionally hides or disguises the true nature of any transaction.

All financial books, records and accounts must accurately reflect transactions and events, and conform both to Generally Accepted Accounting Principles and to Rainmaker Systems’ system of internal controls. Undisclosed or unrecorded funds, assets or liabilities are not allowed. Employees uncertain about the validity of an entry or process are expected to consult with the Corporate Controller or Vice President, Finance.

Creating and Retaining Business Records

Almost all business records—including email and computer records—may become subject to public disclosure in the course of litigation or governmental investigations. Records are also often obtained by outside parties or the media. Employees should therefore attempt to be as clear, concise, truthful and accurate as possible when recording any information. Avoid exaggeration, colorful language, guesswork, legal conclusions, and derogatory characterizations of people and their motives.

Documents should only be destroyed in accordance with the applicable document retention policy, and never in response to or in anticipation of an investigation or audit. Contact the Ethics Committee if there is any doubt about the appropriateness of document destruction.

Keep Your Commitments—Negotiate, Perform, and Market in Good Faith

INTEGRITY, EXCELLENCE, TEAMWORK

Our success in the marketplace is based on the quality of our services, the perception that our services provide value to our clients, and the competence and honesty of our sales presentations. Rainmaker Systems prospers only to the degree that we serve our clients well—and treat them, our coworkers, our customers, our vendors and our competitors fairly and honestly. When we fail to negotiate, perform, or market in good faith, we seriously damage our reputation and lose the loyalty of our clients.

Fair competition is the hallmark of our relationships—our business dealings will be frank and respectful, and we strive to generate mutually advantageous relationships and satisfactory outcomes.

Rainmaker Systems believes in doing business with those suppliers, contractors, partners, agents, sales representatives, distributors and consultants who embrace and demonstrate high standards of ethical business behavior. Rainmaker Systems will not knowingly use suppliers who operate in violation of applicable law or regulation, including local, environmental, employment or safety laws.

Marketing, Negotiations, and Contract Execution

We are committed to the truthful and accurate communication of information about our services. Promotional materials will be honest and factual, not misleading or deceptive. Rainmaker Systems employees are expected to execute Company agreements in an ethical and conscientious manner—and always in accordance with our contractual obligations. We will always obtain proper approvals before deviating from a contract or other agreement.

Purchasing Practices

All purchasing decisions must be made based on the best value received by Rainmaker Systems. Employees should take care that personal or family relationships not influence or appear to influence objective business decisions. Obtaining competitive bids, verifying quality and service claims on a regular basis and confirming the financial and legal condition of the supplier are all important steps in good purchasing decisions. Agreements should be written, and clearly set forth the services or products to be provided, the basis for earning payment, and the applicable rate or fee. The amount must not be excessive in light of industry practice and must be commensurate with the services provided. Rainmaker Systems will respect the confidential information of our suppliers.

Cost and Pricing Data

As a Company that may provide services to the United States Government, we must be especially vigilant in ensuring that we negotiate our contracts fairly and truthfully. In some cases, as with the Truth in Negotiations Act in the United States, we are required to disclose all cost or pricing data that supports our proposals (even if we choose not to use that data in our proposals). To this end, we will make no false claims or seek to misrepresent relevant information. Examples of cost and pricing data include supplier quotes; nonrecurring costs; information on changes in production methods and in production or purchasing volume; data supporting projections of business prospects and objectives and related operations costs; unit cost trends; make-or-buy decisions; estimated resources to attain business goals; information on management decisions that could significantly bear on costs; and actual costs on past similar jobs, including work in process.

Contract Performance

Every day, thousands of individual tasks are completed successfully that meet or exceed our clients’ expectations and fulfill the Company’s contractual obligations. Quality at Rainmaker Systems means doing the job right, on time, and always to the satisfaction of the client. Quality does not come from an “after-the-fact” repair or rework job—it is a behavior that results in doing our job right the first time, with concern for the highest ethical standards and personal integrity.

Act Responsibly—Disclose and Resolve Potential Conflicts of Interest

INTEGRITY, EXCELLENCE, TEAMWORK

Integrity in a business relationship means that all participants are working together for the common good, and are not making decisions based on self-interest. When we act with integrity, we earn trust and build long-term client and customer relationships. When we act, or appear to be acting, in our own self-interest, we lose trust and damage our reputation.

Conflicts of Interest

Shareholders of Rainmaker Systems expect that business decisions are made in the best interest of the Company. Actions must be based on sound business judgment, and not motivated by personal interest or gain. Any situation that creates or appears to create a conflict of interest between personal interests and the interests of Rainmaker Systems must be avoided. Potential conflict of interest situations must be reported to an employee’s manager and to the Ethics Committee.

Rainmaker Systems expects that our business will be conducted free from any actual or potential conflict that might arise when one’s loyalty is split between personal interests and those of the Company. Judgment can be affected in any transaction or relationship where an individual might find that Rainmaker Systems’ interest competes with his or her own. Rainmaker Systems wants loyalty to come easily, and we will work together to resolve disclosed conflicts in a mutually satisfactory manner. Our clients, customers and suppliers can expect to be dealt with fairly and impartially, free from any conflicting interests.

Rainmaker Systems employees have a duty to avoid financial, business, or other relationships that might interfere with this commitment. Each of us will scrupulously avoid even the appearance of a conflict between personal interests and those of the Company in matters of importance to Rainmaker Systems business, and we expect those with whom we interact to support us in this endeavor.

Family Members and Close Personal Relationships

A conflict of interest may arise when doing business with or competing with organizations that employ or are partially owned by family members or close personal friends. Family members include spouse, children, parents and siblings.

Personal Investments

Employees may not own, either directly or indirectly, a substantial interest in any business entity that does or seeks to do business with, or is in competition with Rainmaker Systems, without written approval of the COO. As a guide, “substantial interest” includes the ownership by an employee or family member of more than 5% of a Company’s outstanding securities or that represents more than 5% of the total assets of the employee or family member. Employees are also prohibited from taking for themselves business or investment opportunities that are discovered through the use of our property, information or position. This includes directly or indirectly buying, leasing or otherwise acquiring rights to any property or materials if they believe that Rainmaker Systems may also be interested in pursuing such opportunity.

You must disclose any matter that casts doubt on your ability to act objectively and in Rainmaker Systems best interest. Employees, representatives, and agents of the Company who may have an actual or potential conflict should report all pertinent details in writing to their manager and the Ethics Committee.

GUIDELINES

Any of the following situations could present a conflict of interest and should be disclosed:

•	Employment by a competitor; regardless of the nature of the employment, while employed by Rainmaker Systems. Dual employment may also create time management issues—Rainmaker Systems is the primary employer in all such circumstances.

•	Placement of business with a firm in which an employee or close family member has a substantial ownership or management interest.

•	Ownership of, or substantial interest in, a Company, which is a competitor or a supplier to Rainmaker Systems.

•	Acting independently as a consultant to a Rainmaker Systems customer or supplier.

•	Using Company assets, intellectual property, or proprietary interests for personal gain.

•	Acceptance of anything of value—such as gifts of more than a nominal value, discounts, or compensation—from an individual or entity that does or seeks to do business with Rainmaker Systems.

•	Hiring relatives to work directly for you at Rainmaker Systems, especially when you have control or influence over their work assignments, compensation, or promotional opportunities.

Act with Integrity – Stay Clear of Improper Business Courtesies

INTEGRITY

To maintain trust in our business relationships, we must always act with integrity. We must steer clear of giving or receiving gifts that are intended to influence, or appear to influence, business decisions. When we accept or give such gifts, it can undermine customer relationships, hurt our reputation, and put the Company in legal jeopardy.

In many industries and countries, gifts and entertainment are used to strengthen business relationships. Rainmaker Systems recognizes that gifts, gratuities, and other business courtesies may occasionally be appropriate in building and maintaining business relationships with clients, customers, suppliers, and other stakeholders. Gifts and entertainment should further the business interests of Rainmaker Systems and not be lavish or in excess of the generally accepted business practices of one’s industry. However, our employees, representatives, and agents must avoid even the perception of favorable treatment or the appearance of impropriety when offering or accepting any item of value in conducting the Company’s business. Throughout the world, one principle is common and clear: No gift, favor, or entertainment should be accepted or provided if it will obligate or appear to obligate the recipient.

Requesting or soliciting personal gifts, favors, entertainment, or services is unacceptable. Accepting gifts of cash or cash equivalents is also always unacceptable. Additionally, employees may not exploit their position to solicit vendors, including financial institutions, to provide individual preferential treatment in pricing, terms, or loans.

When considering whether to accept or offer a gift, gratuity, or other business courtesy, Rainmaker Systems employees are expected to use moderation and prudent judgment. Although specific policies and procedures must be your guide, begin by assuring yourself that any offer you would make or courtesy that you would accept would leave you feeling comfortable if known by your manager, coworker, family member, or the public. If you are a buyer, influence buying, or are involved in procurement transactions in any way (e.g. determine specifications, evaluate bids, etc.), you must refrain from offering or accepting business courtesies that could be perceived as affecting your objectivity or influencing your decisions. If the “right thing to do” is not obvious, seek guidance from your manager, or the Ethics Committee.

Gifts, Gratuities, and Other Business Courtesies

Generally, our employees should limit themselves to accepting gifts or entertainment of nominal or insignificant value ($20 or less), in accordance with current IRS guidelines. When offering a business courtesy, it must be consistent with acceptable marketplace practices, not lavish or extravagant, and not violate the recipient organization’s own rules of standards of conduct.

Government Gift Policies

Government employees are subject to varied and complex rules, often prohibiting them from accepting anything of value unless specifically provided for in relevant statutes or regulations. These rules flow down to prime contractors and higher-tier subcontractors who are conducting the Government’s business, so it is important to remember that even commercial customers could be subject to government regulations in such circumstances.

Bribes

Laws and regulations, such as the Anti-Kickback Act and the Foreign Corrupt Practices Act (FCPA) in the United States, have been created to ensure that business decisions are free from unfair influence. Bribes and other corrupt offers not only violate Rainmaker Systems policy; they are illegal—subjecting both Rainmaker Systems and the individual to civil and criminal penalties. When dealing with government customers or officials, whether they are domestic or international, we must be especially mindful as these laws and regulations have been put in place to protect the public’s interests. Any offer of money or gifts intended to influence a business decision should be reported to your manager or the Ethics Committee.

Reporting

Recipients of prohibited gifts or favors should let management know and return the gift with a letter explaining Rainmaker Systems’ policy. If a gift is perishable or impractical to return, management should first attempt to donate it to charity or, alternatively, distribute it to employees, with a letter of explanation to the donor from the originally intended recipient.

Focus on Global Responsibility—Our Reputation Extends Across Borders

INTEGRITY, PEOPLE

Rainmaker Systems could be expanding globally in the future. Success in any global business transaction depends on our compliance with country-specific constraints and conditions, and sensitivity to local customs. Laws, regulations, and conventions governing business relationships vary from country to country. Rainmaker Systems obligation to comply with U.S. law and regulation does not end, however, when we, or our services, exit the United States, nor does our commitment to treat our stakeholders with concern and respect.

We have great responsibilities in any country where we may do business. Being a responsible corporate citizen means being sensitive to the people who live in varied global communities. It requires that we know and comply with the laws, regulations, and customs of each host country and community in which we conduct business. Finally, being a good corporate citizen means that we conduct the Company’s business not as a “foreigner” but rather as part of the fabric of that host nation and/or community in which we live and work. Rainmaker Systems recognizes that we will be welcome only as long as we make a positive contribution in each of these host nations.

Be Responsible to Our Shareholders—Don’t Trade on “Inside” Information

INTEGRITY, PEOPLE

Rainmaker Systems’ success in the marketplace requires the trust and confidence of the investment community. Achieving this trust requires that we act with integrity when trading public securities, following federal and state securities laws. When we succumb to temptation and trade on “inside” information, stock prices are affected, often with a negative impact on shareholders.

Federal and state securities laws prevent investors who possess material information (information not readily available to all current and potential investors) from using that information to buy or sell publicly traded securities. Securities include common stocks, bonds, puts and calls, options, futures, straddles, and other financial instruments. Material information is that which reasonably can be expected to affect the market value of securities or to influence investor decisions with respect to securities transactions. Such information includes, but is not limited to, financial and key business data; merger, acquisition, or divestiture discussions; award or cancellation of a major contract; changes in key management; forecasts of unanticipated financial results; significant litigation; and gain or loss of a substantial customer or supplier.

Rainmaker Systems employees will comply fully with federal and state securities laws and be alert to the laws of other countries when making personal investments. In particular, we comply with those laws and regulations relating to the disclosure of material corporate information and “insider” trading. These laws provide for substantial civil and criminal penalties for individuals found to have violated them and may bear on the ability of the Company to publicly trade its shares and other financial instruments.

Insider trading generally involves buying or selling securities while in possession of information not available to the public in order to obtain a personal trading benefit. Likewise, most stock-tipping violations involve the disclosure of inside information, often to a relative, colleague, or friend, to obtain an indirect personal benefit by enabling the recipient to buy or sell securities on the basis of such information. An “insider” includes not only directors and officers of the Company, but anyone who possesses material information that has not been disclosed to the general public.

Rainmaker Systems’ employees in possession of, or with access to, material, nonpublic information gained through their work at Rainmaker Systems may not use such information to trade in Rainmaker Systems securities—or the securities of another Company (suppliers, vendors, clients, customers, etc.) to which the information pertains, in accordance with Rainmaker’s Insider Trading Policy. You may not engage in any other action to take advantage of, or pass on to others, material information prior to its release to the public at large and for a reasonable period of time thereafter. Except for properly authorized Company disclosures, you are responsible for maintaining the confidentiality of material Company information. You must refer all outside inquiries about Rainmaker Systems, whether from the media, a government agency, or otherwise, to the appropriate Rainmaker Systems Vice President in charge of external communications.

If you have any questions about compliance with securities laws and regulations, you should contact the Ethics Committee, but here are some simple rules to remember:

Don’t trade on information unavailable to the public.

Don’t pass information along to others that give them an advantage in the financial marketplace.

Protect Sensitive Information—Assets Worthy of Care

INTEGRITY, PEOPLE

One of Rainmaker Systems’ most valuable assets is information. We are contracted with our clients to maintain the security of their customers’ information. Like all other assets, information that is not generally disclosed and is helpful to the Company, client Company, (or would be to competitors) must be protected. Some examples of the areas that offer Rainmaker Systems a competitive advantage include: client and customer databases, trade secrets, detailed sales and profit figures, new product or marketing plans, service offering ideas or information and information about potential acquisitions, divestitures and investments.

Safeguard confidential information by keeping it secure, limiting access to those who have a need to know in order to do their job, disposing of proprietary documents in secure containers and avoiding discussion of confidential information in public areas, for example on planes, elevators and mobile phones. The obligation to preserve Rainmaker Systems’ confidential information is ongoing, even after employment ends.

Rainmaker Systems employees will protect the Company’s intellectual property, and act responsibly with the sensitive information of clients, competitors, customers, and other stakeholders. Each employee and those that are granted access to such sensitive information (including Company private, competition sensitive, and proprietary information) are obligated to protect and maintain its confidentiality and are prohibited from disclosing it unless authorized by designated Company officials. This sensitive information also includes bid prices, competitor pricing, or technical data, or proposal evaluations. Sensitive information from other companies (or proprietary information)—whether marked with a restrictive legend or unmarked—may only be used for the purpose(s) authorized by the owner Company.

Rainmaker Systems employees will not use improper means to seek proprietary information about a competitor—especially theft, illegal entry, electronic eavesdropping, or surveillance. We will not misrepresent ourselves, our positions, or our circumstances to persuade another to release information (by posing as a customer, for example), nor will we commission a third party to do so. Similarly, we will be careful not to transfer outside the Company confidential electronic mail messages or any message intended for internal use only. We will respect our coworkers’ personal privacy and protect private personnel information from those inside or outside Rainmaker who have no need to know. We trade on trust and our reputation for integrity. Devious tactics that undermine the confidence others have in us do not follow our ethical principles.

Care for Company Assets—Respect Our Resources

PEOPLE, EXCELLENCE, INTEGRITY, TEAMWORK

Effective use of Company resources is critical to our bottom line. When we use Company resources wisely, we demonstrate our efficiency. When we waste Company resources, we increase Company costs and reduce productivity.

All employees are entrusted with numerous Company assets, and have a special responsibility to protect them. This includes not only cash and other financial assets, but also assets like office equipment, inventory, computer networks and supplies.

Rainmaker Systems commits to our shareholders and clients that our employees and partners will demonstrate good judgment and discretion when utilizing Company or client-owned resources. Such resources include computers, telephones, Internet access, electronic mail (email) tools, voice mail, reproduction equipment, printers, facsimile systems, office supplies and facilities. Likewise, we will exercise prudence in our expenditures, pursuing best value and return on our investments.

Company computers, printers or networks may only be used in accordance with Company policy, and may never be used to access, receive or transmit material that others would find offensive. Unauthorized copying of software, tapes, books and other legally protected work is a misuse of assets and may expose the Company to legal liability.

Any act by a Rainmaker Systems employee that involves theft, fraud, embezzlement, or misappropriation of any property is prohibited and will be grounds for immediate termination.

Employees shall use Company or customer-owned assets first and foremost for business purposes and to advance the Company’s strategic objectives. However, occasional limited personal use may occur when it does not compromise Rainmaker Systems’ interests. Each of us is responsible for safeguarding these assets—never borrowing or removing them from Company premises without proper authorization and always being mindful not to deplete their value, add significant cost for the Company, or use them in a manner that adversely affects the Company’s reputation.

When using the Company’s assets for personal reasons, follow these guidelines:

•	Do not use Rainmaker Systems assets in support of a personal business, consulting effort, or similar private venture, or to support the business of another Company or firm, outside fund raising activity, political activity, or lobbying.

•	Limit time spent to a reasonable duration and frequency—always incidental to your workday and never charged to the Company or client. Use may not interfere with, or adversely affect, your job performance or that of any other person or organizational requirement.

•	Do not use Rainmaker Systems assets to support any illegal or other purpose that could cause embarrassment to Rainmaker Systems or otherwise adversely affect its interests.

•	Do not use Rainmaker Systems assets to be disruptive or offensive (e.g., involving sexually explicit materials, or materials that are discriminatory, hateful, or threatening) to others.

•	Do not sell, loan, give away, or dispose of Rainmaker Systems property without proper authorization.

•	When unsure of what constitutes appropriate use of Rainmaker Systems’ assets, consult with your manager or the Ethics committee.

Demonstrate Citizenship—Engage in Community and Political Activities

PEOPLE, EXCELLENCE, INTEGRITY, TEAMWORK

When we give back to the community and participate appropriately in the political process, we improve our standing in the community and gain respect. When we aren’t involved, we alienate our neighbors and miss a valuable opportunity to strengthen our marketplace relationships.

Our employees recognize the benefits afforded personally, to their communities, and to Rainmaker Systems when they are involved in civic affairs and the political process. Rainmaker Systems strongly encourages each of its employees to become actively involved in the life of the community by sponsoring and participating in initiatives for the betterment of the quality of life. No one in the Company, however, may pressure another employee to contribute to or participate in charitable organizations. Voluntary personal contributions to candidates, parties of employee choice and civic organizations are encouraged and are consistent with Rainmaker Systems’ commitment to citizenship and community involvement. Employees must recognize, however, that their involvement and participation must be on an individual basis, on their own time and at their own expense.

Rainmaker Systems respects the right of each of its employees to participate in the political process and to engage in political activities of his or her choosing. While involved in their personal civic and political affairs, however, employees must at all times make clear that their views and actions are their own, and not those of Rainmaker Systems. Employees may not use Rainmaker Systems resources to support their personal choice of political parties, causes, or candidates.

U.S. law generally prohibits corporate contributions of any kind to a candidate, political party or political committee in connection with a U.S. federal election. Moreover, it is the policy of Rainmaker Systems not to make financial or in kind political contributions, even when permitted by law.

Lobbying activity on behalf of the interests of Rainmaker Systems is permissible, but highly regulated by law. Employees who communicate with government employees and officials on issues that affect Rainmaker Systems must contact the COO to ensure that such activities fully comply with the law and that Rainmaker Systems’ lobbying efforts are coordinated.

Outside the U.S., Rainmaker Systems will honor local laws and applicable U.S. laws, including the Foreign Corrupt Practices Act. Generally speaking, the FCPA prohibits Rainmaker Systems from directly or indirectly offering, promising to pay or authorizing the payment of money or anything of value to foreign government officials, parties, or candidates for the purpose of influencing the acts or decisions of foreign officials. Not all payments to government officials are illegal, but FCPA rules are complex. The COO must be consulted in advance of any payment to a foreign official.

Promote Fair Trade and Free Enterprise—Boycotts and Price Fixing Erode Public Trust

INTEGRITY

Maintaining a level playing field in the course of doing business fosters fair play, promotes healthy competition and contributes to keeping the global marketplace dynamic and robust. When a Company has an unfair advantage in the marketplace, competition is stifled and customers are negatively affected.

Rainmaker Systems promotes fair trade and free enterprise. Many of the countries in which Rainmaker Systems could operate in have enacted antitrust laws that prohibit unlawful “restraint of trade” and our Company rigorously observes these states and regulations. Although these laws will vary from country to country, the antitrust laws of the United States and the European Union are representative of typical statutes. Generally, such laws prohibit restrictive trade agreements and/or practices that may reduce competition without providing beneficial effects to consumers. Such agreements and/or practices violate both public policy and Rainmaker Systems policy.

Prohibited “restraint of trade” practices that violate antitrust laws generally include:

•	Agreements and understandings among competitors to fix or control prices

•	Boycotts of specified suppliers or customers

•	Efforts to misrepresent, disparage, or harass competitors

•	Coordinating with competitors to allocate customers and/or territories

•	Limitations on the production or sale of products or product lines for anticompetitive purposes

•	Contracts or other arrangements that involve exclusive dealing

•	Tie-in sales or other restrictive agreements with suppliers and customers

•	Price discrimination

•	Other restrictive terms of sale as between customers

U.S. law prohibits U.S. firms and persons (and their controlled foreign subsidiaries) from complying with foreign countries’ boycotts against countries friendly to the United States, and from providing information concerning business relationships with boycotted countries.

Rainmaker Systems shall not participate in any foreign economic boycott not sanctioned by the U.S. Government, and will not provide information concerning business relationships with boycotted countries. Rainmaker Systems must report any direct or indirect request to participate in an unsanctioned boycott or forward prohibited boycott-related information to the U.S. Department of Commerce.

Rainmaker Systems employees shall not engage in any discussion with representatives of other companies, agencies, or governments regarding possible “restraint of trade” or anti-boycott activities. You must report to the Ethics Committee and the COO any such discussion initiated by any client or potential client. Violations of U.S. antitrust and anti-boycott laws or regulations can subject both the Company and the employee to severe criminal and civil penalties and fines.